

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2021

Ilene Eskenazi
Chief Legal Officer
Petco Health & Wellness Company, Inc.
10850 Via Frontera
San Diego, California 92127

> **Re: Petco Health & Wellness Company, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 10, 2021**
> **CIK No. 0001826470**

Dear Ms. Eskenazi:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Morris at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andrew Fabens